Arboretum Great Hills
9600 Great Hills Trail
Austin, Texas 78759

Ms. Barbara C. Jacobs

SEC – Division of Corporate Finance

Washington, D.C. 20549

Re:

iVoiceIdeas, Inc., Registration Statement on Form S-1,

File No. 333-178471

Dear Ms. Jacobs:

Thank you for your comments of January 9, 2012 provided regarding our S-1 registration statement.

We have amended our Registration Statement and responded to your comments as outlined below.

Please advise if there is anything else you would like to address prior to a request for acceleration.

Comments and Responses:

1.

Please be sure that any future responsive amendments also include a copy marked to indicate clearly the changes effected in the registration statement by the amendment.  See Securities Act Rule 472.  Such marked copy should also conform to the provisions of Rule 310 of Regulation S-T.  Marked copies provided in HTML format that show changes within paragraphs help us expedite our review.

Answer:  Noted.  In addition, we will provide a redline markup of the changes by email to the reviewer to make it more convenient to review all changes made.  Since we have now added year-end audited financial statements, (the prior filing had third-quarter results),  The financial statements, financial summary, dilution and liquidity and capital resources sections have all been updated with the year-end numbers.

2.

We refer to the revision made in response to prior comment 5.  We note that while you have removed the language discussing the expected educational level and financial standing of your users from the discussion of trends in your business, you continue to use similar language in the discussion of your advertising business model on page 19 and the overview of MD&A on page 24.  Please advise or revise your document throughout to respond to this prior comment.

Answer:  Revised as Requested.  These references have been removed.

3.

We note your revised disclosure in response to prior comment 3.  As previously requested, please revise to disclose specifically how the repurchase price was determined.  Your disclosure that the repurchase price was the result of negotiation does not sufficiently explain why the company agreed to repurchase the shares for $210,000 considering that the shares were issued about a month earlier for $20,000 and the valuation of other equity transactions.  As the company has needed to rely on outside investors to fund operations since inception, including the $225,000 raised in January 2011 from the sale of Series A Preferred Stock, your revised disclosure should clearly address the specific factors considered in arriving at the repurchase valuation that was significantly greater than the initial sale transaction price and other equity transactions.

Answer:  Revised as requested.  The disclosure as amended, is set forth below and in Liquidity and Capital Resources.

“At the end of 2010, we received an additional investment from an investor of $20,000 for one million shares of common stock priced at $.02 per share. These funds were raised under an exemption from registration set forth in Regulation D, 506 and Section 4(2) of the Securities Act.  We later agreed to repurchase the one million shares from this investor (an unrelated party) for $210,000 so they are no longer issued and outstanding.  The shares were sold to this investor on December 28, 2010 for $20,000 and the repurchase of these shares occurred on January 27, 2011.  Specifically, the company elected to repurchase these shares at the request of the investor who, for business reasons not related to the company, no longer wanted to be a shareholder.  The company did not want to have a reluctant shareholder in the company and, therefore agreed to repurchase the shares.  The criteria considered included the expectations of the company for future growth, the importance of continuing the company’s forward momentum without any distractions or delays, and the resources available to the company at the time of the decision.  The amount paid to repurchase these shares was determined through an arms length negotiation and with approval of the Board of Directors.  Although the repurchase price was higher than the purchase price and the valuation of other equity transactions, the company felt it was in the best interests of the company and its shareholders to repurchase the shares and move on with the development of its social network.”

4.

As a related matter, we note your revised disclosure that the investor is an unrelated party.  Please confirm to us that there is no relationship between this investor and any of the company’s other shareholders, including the preferred stock shareholders, or individuals who exercise voting and/or dispositive power over the shares held by such shareholders at the time of the repurchase transaction.  Please tell us the name and address of the investor.  If there was any relationship to the stockholders or their affiliates at the time of the repurchase transaction, please revise your disclosure to clarify.

Answer:  The name of the investor from whom the shares were repurchased was Empresas Blakley SA de CV, Inc., its address in our records is 11751 Wickchester Lane, Houston, Texas 77043.  Our records indicate the beneficial owner or control person of this entity was Casimiro Garcia at the time of the transaction in question.  This entity has no relationship to the Series A preferred shareholder.  This investor has no relationship to any of our other shareholders of officers and directors.

5.

We note your response to prior comment 7.  You state that there will be no conflict between your company and Online Results, LLC in part, because you do not intend to engage in pay-per-click ad management for third parties nor do you intend to engage in selling other people’s products using affiliate marketing.  You state on page 55 of your document, however, that you expect to generate revenue primarily from the sale of online advertising presented on your we site using the “pay-per-click revenue model.”  Please advise us as to whether you have, or intend to engage the services of Online Results, LLC in connection with your pay-per-click revenue model.

Answer:  Pay-per-click ad management is an advertising agency function where the advertising agency places internet pay-per-click ads for the client company and receives a commission like any ad agency for the placement and management of the advertising campaign.  They provide services for third parties.  Affiliate marketing is the marketing of products for third parties for which the advertising agent receives a sales commission from actual sales.

We do not engage in either of those businesses and do not expect to engage in those business models.

We engaged Online Results, LLC in the fourth quarter to conduct an initial advertising program on the Internet to attract new users to visit our Web site and social network.   We paid a total of $37,000 for this advertising as reflected in our current year-end, audited financial statements and the Notes to Financial Statements.  We have no current engagement with Online Results and may or may not engage their services in the future.

6.

It is unclear from the presentation of your summary compensation table whether the compensation data is presented for your two most recently completed fiscal years.  The years 2010 and 2011 are placed in columns that apply to what seems to be base salaries for those years.  In addition, there is no column representing base salaries.  Please revise.

Answer:  Revised as requested.  We have separated the years and conformed the table to the exact format of Item 402(n)(1).   We have conformed the table to the exact layout of the example in Item 402(n)(1).

7.

In addition, we note that the heading to your summary compensation table indicates that you are presenting compensation data for fiscal years 2010 and 2012.  This is unclear given that your most recently completed fiscal year is 2011.  Please advise or revise your document accordingly.

Answer:  This has been corrected.

8.

We note your response to prior comment 11 that the filing of the amendment is within 45 days after the company’s year end.  Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment since the company reported re-tax losses for both 2009 and 2010 and it appears likely that the company will be reporting a pre-tax loss during the most recently completed fiscal year.

Answer:  Financial statements in the Amended S-1 now include the most recently completed, year-end financial statements for 2011.

9.

We note the updated consent filed in response to prior comment 15 is dated February 9, 2011.  It appears this was meant to be dated 2012.  Your auditor’s consent also indicates the firm’s consent to the “release the result of the audit and of the financial statement information contained within those audits to third parties and to include the same in the Company’s registration statement of on Form S-1.”  The auditor’s consent should clearly acknowledge and approve of the inclusion of their report in the registration statement to demonstrate that the auditor is aware of the use of its report and the context in which it is used.  In your next amendment, please include an updated auditor consent that identifies the audit report date and the registration statement amendment.  Refer to Rule 436 of Regulation C and Rule 601(b)(23) of Regulation S-K.

Answer:  Revised as requested.

10.

In addition, the required signature included in the electronic submission of the consent of your independent registered accounting firm must be in typed form rather than manual format.  See Rule 302(a) of Regulation S-T.

Answer:  Revised as requested.

11.

It appears that certain language in your opinion pertains to a type of transaction that does not fit the nature of your offering.  In this regard, for example, we refer to certain paragraphs on page three of your legal opinion.  Please advise or revise.

Answer:  Revised as requested.

12.

In addition, several assumptions in your legal opinion are inappropriate.  For example, we note that language in the first full paragraph on page two of your legal opinion.  Please revise or tell us why the assumptions are appropriate.

Answer:  Revised as requested.

Sincerely

__//s// Maurice Stone____

Maurice Stone, President